EXHIBIT 12

BELMOND LTD. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

	Year ended December 31,
	2015	2014	2013	2012	2011

Earnings available to cover fixed charges:
Add:
Earnings/(losses) from continuing operations before income taxes and earnings from unconsolidated companies	25,354	8,105	(14,992)	8,101	(4,637)
Fixed charges	35,659	41,103	39,432	38,568	47,034
Amortization of capitalized interest	417	417	417	398	510
Distributed income of equity method investees	3,649	3,725	7,841	2,524	2,428
Less:
Interest capitalized	—	—	(1,088)	(4,193)	(863)
Non-controlling interest in pre-tax income of subsidiaries without fixed charges	(137)	—	—	—	—
Earnings available to cover fixed charges	64,942	53,350	31,610	45,398	44,472

Fixed charges:
Interest expensed and capitalized (1)	29,198	32,846	28,217	29,737	36,571
Amortized premiums, discounts and capitalized expenses related to indebtedness	2,903	3,921	7,197	5,318	7,167
Estimate of interest in rent expense (2)	3,558	4,336	4,018	3,513	3,296
Total fixed charges	35,659	41,103	39,432	38,568	47,034

Ratio of earnings to fixed charges	1.8	1.3	N/A	1.2	N/A

Deficiency in earnings to cover fixed charges	—	—	7,822	—	2,562

(1) The interest included in fixed charges is interest on third party indebtedness. Interest expense accrued on uncertain tax positions is excluded from the calculation of earnings because that amount was presented as a component of income taxes.

(2) Historically, Belmond has been using one-third of rent expense as a reasonable estimate of the financing component of rent expense, since it is impracticable to determine the actual financing component of rent expense.